Exhibit 99.5

IMPERIAL CHEMICAL INDUSTRIES PLC

ANNUAL GENERAL MEETING

CHIEF EXECUTIVE’S SPEECH

26 MAY 2004

Last year at the AGM, I said that there were two imperatives for ICI. A strategic imperative – determining if ICI is pursuing the optimal strategy, and an operational imperative – driving short to medium-term improvement from the business by increasing sales growth, improving margins, and, in particular, reducing the cost and capital used to run the business. Legacy issues would need to be managed for some time to come, but good progress has been made in 2003 in reducing the level of uncertainty around a number of the largest of these –

–	In May, we received close to £200m as the final instalment of the proceeds from the sale of our remaining interests in Huntsman International Holdings.

–	In July, we announced the re-financing of Ineos Chlor, including £50m of Government support – and,

–	In October, following the regular triennial valuation, we concluded a new agreement for making good the deficit in the ICI UK Pension Fund over the next nine years.

Against this background, we completed an in-depth reappraisal of the ICI strategy, and re-confirmed that transformation of the ICI portfolio of Businesses involving major disposals is not in the best interests of shareholders at the present time. The Board is convinced that shareholders’ interests are best served by improving the performance of all our existing International Businesses. Quest, in particular, has enormous potential for improving its current profitability, but the steps we are taking will take time to bear fruit – unfortunately, there is no quick fix.

The strategic direction we are taking recognises that ICI sells a diverse range of products into many different market sectors throughout the world. In order to be successful, and earn acceptable returns for you, our shareholders, we need therefore, to follow a differentiated strategic approach which fully reflects the competitive position of our Business Units, and the attractiveness of their different market sectors. That is why we have segmented our Business Units into the four groups as the Chairman has explained.

The over-arching vision for the ICI Group is to develop genuine leadership in formulation science. We will continue to build a portfolio of Businesses that are leaders within their respective industries, bringing together outstanding knowledge of customer needs with leading edge technology platforms. Success for all our Businesses depends on developing and marketing products that provide novel and value-adding functionality to our customers.

The core scientific and technical skills that underpin this vision are based around four platforms of materials technology, molecular science, bioscience, and technology enablers.

We have strong capabilities in these areas today, but there are also areas where we are investing to take advantage of emerging opportunities.

From a market perspective, the three core capabilities necessary to create value are an understanding of the consumer, an understanding of our customers’ processes, and our customers’ products.

To capture value ourselves and to ensure that we both benefit from product superiority, we need to advance our marketing capabilities in the areas of pricing, key account, and distributor management.

From a product perspective, at the macro level we don’t envisage major change within the portfolio for now. Key products will continue to include decorative paints, industrial adhesives, modified starches, fragrances and flavours.

And we will continue to service markets of sufficient size, growth and profit potential to merit investment in technology and market capabilities. Critically, these include the architectural coatings, home and personal care, food, electronics and packaging markets. Geographically, emphasis will continue to be placed on Asia.

Our challenge is to capitalise on our core capabilities and really drive the bottom line.

Many of the markets we serve are close to the consumer and relatively non-cyclical. Given the maturity of these markets, on average, we have to expect that volume growth for ICI will tend towards GDP levels, if we’re maintaining market share. We believe we can exceed this, by capitalising on our relative strength in Asia and specific opportunities in certain markets, such as in fragrances and electronic materials. And if we can build and expand our formulation science expertise – discover novel ingredients, and use them to develop new products which offer more value to our customers – we will be able to outperform our competitors and grow our market share in mature markets as well.

This is essential if we are to be successful, because customer buying power is likely to increase, products inevitably commoditise over time, and maintaining prices will become increasingly difficult. We must plan on the basis of this continued price erosion, and hence the critical importance of developing a continuous stream of new products with enhanced customer benefits, which can be used to establish new price points.

However, even assuming success in new product development and top line growth, ICI is not going to be able to deliver acceptable bottom line growth without a step change in cost and capital effectiveness.

And this means we must address all areas of cost and capital usage. The restructuring programmes that we announced last year will go part way to making this step change. Last year I said we had just announced the first stage of a worldwide restructuring programme, which particularly addressed structural change in our European Paints business. The second stage, which was announced in July, impacted each of the International Businesses and the Corporate Centre, and focused on manufacturing and supply chain rationalisation, and reductions in administrative support. Unfortunately this meant an increase in the number of people leaving the company, to more than 2000 over the course of the programme. However, it is necessary to take action to reduce costs so that we can achieve P&L benefits in 2005 and 2006 estimated at £108m and £116m, respectively. I am pleased to report that the overall programme is currently on track to deliver these benefits.

But there is much more we need to do. Delivering sustainable profit growth over the next few years will require us to be more effective, more consistently, across more of ICI. Let me be more specific by explaining our financial targets.

ICI will continue to measure its performance on the basis of total shareholder return relative to its peers, recognising that its performance is not independent of general economic and market conditions. Internally, ICI’s performance focus has been, and will continue to be, on economic profit growth, and ICI has announced a number of external targets which, if delivered, will lead to growth in economic profit over time. These targets, which are based around current UK accounting standards, are:

•	Average sales growth at, or better than, the growth in real GDP over the four year period 2004 to 2007. This target is expressed on a comparable basis, excluding exchange rate translation impacts and the effects of acquisitions and divestments.

•	An increase in Group trading profit margins, before goodwill amortisation and exceptional items, by an average of ½% per annum over the next four years. If achieved, this will raise trading margins from just above 7% in 2003 to over 9% in 2007.

•	In addition, reflecting the importance of improving capital effectiveness in enhancing economic profit, ICI also intends to improve after tax return on capital employed by an average of 1% per annum to close to 10% in 2007.

If delivered, the combination of these targets should result in, on average, double-digit growth in earnings per share, before goodwill amortisation and exceptional items, each year from 2004 until 2007.

ICI’s intent is to ensure that variable compensation plans are directly related to these targets.

I believe that ICI's balance sheet provides sufficient scope to invest in the capabilities needed for driving profitable growth and achieving these targets. Investment in marketing appropriation in Paints has consistently increased, and is now some 6-7% of sales. Similarly, R&D spend across the other International Businesses is up to around 3% of sales.

In addition, if we can sell some selected peripheral parts of our existing Businesses, for real value, as we did with Quest Food Ingredients to Kerry, we can further strengthen our balance sheet, and create the flexibility to expand more rapidly those parts of the ICI portfolio with most growth potential.

Finally, ICI is committed to improving cash flow. Our target will be to generate positive cash flow before acquisitions on a sustainable basis from 2005 onwards.

Turning now to the trading position as we move through 2004 –
As you will understand, I cannot talk about trading in the second quarter. That said, you will have seen that in the first quarter ICI's profit before tax rose to £67m, some 30 per cent above last year. We recognise of course, that last year's Q1 was a poor quarter in profit terms, but nevertheless, £67m was right at the top end of analysts’ expectations.

From a regional perspective, demand in Europe remained relatively subdued in Q1, and the business grew by only two per cent on a comparable basis, Asia continued to be strong, with comparable sales up by eight per cent, and top line growth improved substantially in North America, where we achieved six per cent comparable growth.

An improvement in gross margin percentages, generally good cost control and early benefits from restructuring all contributed to the improved profit performance.

Each of the International Businesses delivered comparable trading profits above last year.

For National Starch, comparable sales were 5 per cent up on a year ago, comparable trading profit was 32 per cent up and trading margins improved to 11.5 per cent.
Quest’s overall sales were in line with last year and reported trading profit rose by 44 per cent. Trading margins improved to 8 per cent – reasonable progress, but much still remains to be done to achieve top line growth.

Market conditions remained difficult for Uniqema with comparable sales 5 per cent lower; nevertheless, trading profit was ahead of last year.

Paints performed particularly well. Comparable sales were up 11 per cent, and comparable trading profit for the quarter was 33 per cent ahead of last year.

Despite lower trading profit for the Regional and Industrial Businesses, ICI Group trading profit for the quarter finished 17 per cent ahead.

As I commented in the Q1 Results statement, the demand outlook continues to be generally encouraging, although there remains the possibility of an increase in raw material costs, especially if the current high oil prices continue. In this environment it remains critical for us to keep a tight rein on costs and, in particular, to deliver the benefits from the major restructuring initiatives we announced last year if we are to continue to make progress towards our strategic plan targets.

Let me close by summarising the strategic direction ICI is following, and our progress so far.

•	Our vision is to become a genuine leader in formulation science. We have, and will continue to build, a portfolio of Businesses that are leaders within their respective industries, bringing together outstanding knowledge of customer needs with leading-edge technology in order to create superior products which add value for our customers. This is the vital ingredient for success.

•	We recognise that not every part of the portfolio has the same characteristics, and that means therefore applying appropriate and different strategies across the portfolio – aggressive growth strategies will be employed in some Businesses such as the Electronic Materials Business of National Starch, Quest’s Flavour and Fragrances Businesses, and in particular, the Starch, Adhesives and Paints Businesses in Asia. In other Businesses such as Uniqema’s Base Oleochemicals or National’s Industrial Starches, the emphasis will be on maintenance of our market positions and improved cost- and capital effectiveness.

•	We’ve definitely not given up on top-line growth, but improving productivity right across ICI is a pre-requisite for future success, and the organisation has been re-focused with this in mind.

•	We are encouraged by the sales uptick in late 2003 and early 2004, but if we are to deliver the performance improvement that’s required to achieve our strategic plan targets, it’s essential for us to deliver top-line growth keep a tight rein on costs, and continually strive for higher levels of efficiency.

The Board and the Executive Management Team remain fully committed and determined to overcome these challenges and meet – or better still – exceed the targets.